UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
21Vianet Group, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share
(Title of Class of Securities)

90138A103
(CUSIP Number)

Zhang Tian China Re Building, No. 11 Jinrong Avenue, Xicheng District Beijing, China 100033 86-10-66577333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
X   Rule 13d-1(b)
☐ Rule 13d-1(c)
 ☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS China Reinsurance (Group) Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐ 
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 24,775,794 Class A Ordinary Shares*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 24,775,794 Class A Ordinary Shares*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,775,794 Class A Ordinary Shares*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ 
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%**
12.	TYPE OF REPORTING PERSON (see instructions) IC

* For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all Class A Ordinary Shares held by China Life Reinsurance Company Ltd. and China Property & Casualty Reinsurance Company Ltd., whose sole owner is China Reinsurance (Group) Corporation, may be deemed to be beneficially owned by China Reinsurance (Group) Corporation.

**Based on 460,611,670 Class A Ordinary Shares issued and outstanding as advised by the Issuer on June 29, 2016, 12,791,400 Class A Ordinary Shares held by China Reinsurance (Group) Corporation, 6,547,200 Class A Ordinary Shares held by China Life Reinsurance Company Ltd., and 5,437,194 Class A Ordinary Shares held by China Property & Casualty Reinsurance Company Ltd.

1.	NAMES OF REPORTING PERSONS China Life Reinsurance Company Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐ 
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,547,200 Class A Ordinary Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,547,200 Class A Ordinary Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,574,200 Class A Ordinary Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ 
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%*
12.	TYPE OF REPORTING PERSON (see instructions) IC
* Based on 460,611,670 Class A Ordinary Shares issued and outstanding as advised by the Issuer on June 29, 2016.

1.	NAMES OF REPORTING PERSONS China Property & Casualty Reinsurance Company Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,437,194 Class A Ordinary Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,437,194 Class A Ordinary Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,437,194 Class A Ordinary Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ 
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.2%*
12.	TYPE OF REPORTING PERSON (see instructions) IC
*Based on 460,611,670 Class A Ordinary Shares issued and outstanding as advised by the Issuer on June 29, 2016.

Item 1.
(a) Name of Issuer
21Vianet Group, Inc.
(b) Address of Issuer’s Principal Executive
M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing, 100016, The People's Republic of China.
Item 2.
(a) Name of Person filing.
(i)         China Reinsurance (Group) Corporation
(ii)        China Life Reinsurance Company Ltd.
(iii)       China Property & Casualty Reinsurance Company Ltd.
(b) Address of Principal Office or, if none, residence.
For each filing person:
Chine Re Building, No 11
Jinrong Avenue, Xicheng District
Beijing, China 100033
(c) Citizenship.
For each filing person:
China
(d) Title and Class of Securities.
Class A Ordinary Shares
(e) CUSIP Number
90138A103

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	X	Group, in accordance with §240.13d-1(b)(1)(ii)(J). The filing persons are non-U.S. insurance companies in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4.  Ownership.
(a) Amount Beneficially Owned.
China Property & Casualty Reinsurance Company Ltd. (hereinafter "China Re P&C") and China Life Reinsurance Company Ltd. (hereinafter "China Re Life") are wholly-owned subsidiaries of China Reinsurance (Group) Corporation (hereinafter "China Re"), as such, China Re may be deemed to be the beneficial owner of Class A ordinary shares, represented by American depository shares (each representing six Class A ordinary shares) held by China Re P&C, China Re Life and itself.
China Re may be deemed to have beneficial ownership of 24,775,794 Class A Ordinary Shares, 12,791,400 of which are held by China Re. China Re Life has beneficial ownership of 6,547,200 Class A Ordinary Shares. China Re P&C has beneficial ownership of 5,437,194 Class A Ordinary Shares.

(b) Percent of Class.
China Re:	5.4%
China Re Life:	1.4%
China Re P&C:	1.2%

The percentages used in this Item 4 are calculated based on 460,611,670 Class A Ordinary Shares issued and outstanding as advised by the Issuer on June 29, 2016.

(c)             Number of shares as to which the person has:

	NUMBER OF SHARES OF COMMON STOCK
Reporting Persons	(i)	(ii)	(iii)	(iv)
China Re	24,775,794	0	24,775,794	0
China Re Life	6,547,200	0	6,547,200	0
China Re P&C	5,437,194	0	5,437,194	0
(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct disposition of

Item 5.  Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 10.  Certification.
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to insurance companies is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 8, 2016
Date

/s/ Wei Zhao
Signature
Wei Zhao, Authorized person
Name/Title

Exhibit 99.1

Joint Filing Agreement

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed on behalf of each of us.

Dated: July 8, 2016	CHINA REINSURANCE (GROUP) CORPORATION

/s/ Wei Zhao
Wei Zhao, Authorized Person

Dated: July 8, 2016	CHINA PROPERTY & CASUALTY REINSURANCE COMPANY LTD.

/s/ Wei Zhao
Wei Zhao, Authorized Person

Dated: July 8, 2016	CHINA LIFE REINSURANCE COMPANY LTD.

/s/ Wei Zhao
Wei Zhao, Authorized Person